                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-6

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                         REPUBLIC AIRWAYS HOLDINGS INC.

                       ----------------------------------
                                (Name of issuer)

                     Common Stock, $.001 Par Value Per Share

                     ---------------------------------------
                         (Title of class of securities)

                                   760276 10 5

                       ----------------------------------
                                 (CUSIP number)

                              Arthur H. Amron, Esq.
                               Wexford Capital LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012

--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 August 10, 2006

             -------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 7 Pages

CUSIP No. 760276 10 5

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1.    Names of Reporting Persons.                                     WexAir LLC
      I.R.S. Identification Nos. of Above Persons (entities only)
      06-1497977

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2.    Check the Appropriate Box if a Member of a Group                   (a) [ ]
      (See Instructions)                                                 (b) [ ]

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3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)                                      OO

--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                                [ ]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization                              Delaware

--------------------------------------------------------------------------------
      Number of Shares    7.   Sole Voting Power                       6,915,463
      Beneficially
      Owned by Each       ------------------------------------------------------
      Reporting           8.   Shared Voting Power (see Item 5 below)          0
      Person With
                          ------------------------------------------------------
                          9.   Sole Dispositive Power                  6,915,463

                          ------------------------------------------------------
                          10.  Shared Dispositive Power (see Item 5 below)     0

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially
      Owned by Each Reporting Person                                   6,915,463

--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                      [ ]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)                   16.4%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)                             OO

--------------------------------------------------------------------------------

                                                               Page 2 of 7 Pages

CUSIP No. 760276 10 5

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.                            Wexford Capital LLC
      I.R.S. Identification Nos. of Above Persons (entities only)
      06-1442624

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group                   (a) [ ]
      (See Instructions)                                                 (b) [ ]

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)                                      OO

--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                                [ ]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization                           Connecticut

--------------------------------------------------------------------------------
      Number of Shares    7.   Sole Voting Power                          24,583
      Beneficially
      Owned by Each       ------------------------------------------------------
      Reporting           8.   Shared Voting Power (see Item 5 below)  6,915,463
      Person With
                          ------------------------------------------------------
                          9.   Sole Dispositive Power                     24,583

                          ------------------------------------------------------
                          10.  Shared Dispositive Power
                               (see Item 5 below)                      6,915,463

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially
      Owned by Each Reporting Person                                   6,940,046

--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                      [ ]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)                   16.5%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)                             OO

--------------------------------------------------------------------------------

                                                               Page 3 of 7 Pages

CUSIP No. 760276 10 5

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.                            Charles E. Davidson
      I.R.S. Identification Nos. of Above Persons (entities only)
      (Intentionally Omitted)

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group                   (a) [ ]
      (See Instructions)                                                 (b) [ ]

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)                                      OO

--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                                [ ]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization                         United States

--------------------------------------------------------------------------------
      Number of Shares    7.   Sole Voting Power                               0
      Beneficially
      Owned by Each       ------------------------------------------------------
      Reporting           8.   Shared Voting Power (see Item 5 below)  6,940,046
      Person With
                          ------------------------------------------------------
                          9.   Sole Dispositive Power                          0

                          ------------------------------------------------------
                          10.  Shared Dispositive Power
                               (see Item 5 below)                      6,940,046

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially
      Owned by Each Reporting Person                                   6,940,046

--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                      [ ]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)                   16.5%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)                             IN

--------------------------------------------------------------------------------

                                                               Page 4 of 7 Pages

CUSIP No. 760276 10 5

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.                               Joseph M. Jacobs
      I.R.S. Identification Nos. of Above Persons (entities only)
      (Intentionally Omitted)

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group                   (a) [ ]
      (See Instructions)                                                 (b) [ ]

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)                                      OO

--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                                [ ]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization                         United States

--------------------------------------------------------------------------------
      Number of Shares    7.   Sole Voting Power                               0
      Beneficially
      Owned by Each       ------------------------------------------------------
      Reporting           8.   Shared Voting Power (see Item 5 below)  6,940,046
      Person With
                          ------------------------------------------------------
                          9.   Sole Dispositive Power                          0

                          ------------------------------------------------------
                          10.  Shared Dispositive Power
                               (see Item 5 below)                      6,940,046

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially
      Owned by Each Reporting Person                                   6,940,046

--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                      [ ]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)                   16.5%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)                             IN

--------------------------------------------------------------------------------

                                                               Page 5 of 7 Pages

         This Amendment No. 6 to Schedule 13D modifies and supplements the
Schedule 13D initially filed on November 7, 2005, and amended by Amendment No. 1 to Schedule 13D filed on November 21, 2005, Amendment No. 2 to Schedule 13D filed on December 19, 2004, Amendment No. 3 to Schedule 13D filed on January 4,
2006, and Amendment No. 4 to Schedule 13D filed on May 9, 2006, and Amendment No
5 to Schedule 13D filed on August 16, 2006 (as amended, the "Statement"), with respect to the common stock, $0.001 par value per share (the "Common Stock"), of
Republic Airways Holdings Inc., a Delaware corporation (the "Company"). Except to the extent supplemented by the information contained in this Amendment No. 6, the Statement, as amended as provided herein, remains in full force and effect.
Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         This Amendment No. 6 to Schedule 13D is being filed to modify the first sentence contained in Item 5 of Amendment No. 5 to Schedule 13D to read in its entirety as follows:

         Since the date of Amendment No. 5 to Schedule 13D, the Reporting
Persons effectuated the following sales of shares of Common Stock: (a) an aggregate of 193,700 shares in June 2006 in open market transactions at an average price of $15.39 per share and (b) an aggregate of 892,660 shares on
August 10, 2006 to a broker in a block sale transaction at a price of $16.02 per share.

         The remainder of the information contained in Item 5 of Amendment No. 5 to Schedule 13D is unmodified by this Amendment No. 6 to Schedule 13D.

                                    * * * * *

                                                               Page 6 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2006

                                   WexAir LLC

                                   By:  /s/ Arthur H. Amron
                                        -----------------------------------
                                        Name:  Arthur H. Amron
                                        Title: Vice President and Assistant
                                                 Secretary

                                   WEXFORD CAPITAL LLC

                                   By:  /s/ Arthur H. Amron
                                        -----------------------------------
                                        Name:  Arthur H. Amron
                                        Title: Principal and Secretary

                                   /s/ Charles E. Davidson
                                   ----------------------------------------
                                   CHARLES E. DAVIDSON

                                   /s/ Joseph M. Jacobs
                                   ----------------------------------------
                                   JOSEPH M. JACOBS

                                                               Page 7 of 7 Pages